Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd.	PRC	100%

Lightning Delaware Sub, Inc.	Delaware, USA	100%

Hangzhou Lianluo Technology Co., Ltd.	PRC	100%